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March 20, 2009
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Mail Stop 3030
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC  20549

RE:      TRIMEDYNE, INC.
         FILE NO. 0-10581
         FORM 10-K FOR FISCAL YEAR ENDED SEPTEMBER 30, 2008

Dear Mr. Atallah:

This letter responds to your comment letter dated March 3, 2009 regarding the above referenced Annual Report of Trimedyne, Inc. (the "Company"). To facilitate your review of this response, each of the Company's responses is cross-referenced to the numbered comments in your letter, and the text of each of your comments precedes our response.

AMENDMENT 2 TO FORM 10-K/A FOR THE FISCAL YEAR ENDED SEPTEMBER 30, 2008
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GENERAL

COMMENT NO. 1. COMPANY ACKNOWLEDGEMENT
STATEMENT.

Please see our acknowledgement at the end of this letter.

ITEM 8A. CONTROLS AND PROCEDURES, PAGE 17
-----------------------------------------

COMMENT NO. 2. WE NOTE YOUR REVISIONS IN RESPONSE TO PRIOR COMMENT 1. IN LIGHT OF YOUR FAILURE TO PROVIDE MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING AS SPECIFICALLY REQUIREDIN ITEM 308T OF REGULATION S-K, IT IS UNCLEAR TO US HOW MANAGEMENT CONCLUDED THAT IT MAINTAINED EFFECTIVE DISCLOSURE CONTROLS AND PROCEDURES AS OF THE END OF THE PERIOD COVERED BY THE REPORT. PLEASE EXPLAIN TO US HOW YOU ARRIVED AT A CONCLUSION THAT YOUR DISCLOSURE CONTROLS AND PROCEDURES WERE EFFECTIVE. SPECIFICALLY EXPLAIN TO US HOW YOUR CONCLUSION IS CONSISTENT WITH THE FOLLOWING:

         o COMPLIANCE AND DISCLOSURE INTERPRETATION 115.02 STATES THAT FAILURE TO PROVIDE MANAGEMENT'S REPORT ON INTERNAL CONTROLS OVER FINANCIAL REPORTING RENDERS THE ANNUAL REPORT MATERIALLY DEFICIENT.

         o RULE 13(A)-15(E) OF THE EXCHANGE ACT STATES THAT THE TERM DISCLOSURE CONTROLS MEANS CONTROLS AND OTHER PROCEDURES OF AN ISSUER THAT ARE DESIGNED TO ENSURE THAT INFORMATION REQUIRED TO BE DISCLOSED BY THE ISSUER IN THE REPORTS THAT IT FILES OR SUBMITSUNDER THE EXCHANGE ACT IS RECORDED, PROCESSED, SUMMMARIZED AND REPORTED, WITHIN THE TIME PERIODSSPECIFIED IN THE COMMISSION'S RULES AND FORMS.

Management has internally reassessed and completed our evaluation of controls and procedures to conform to Interpretation 115.02 and Rule 13(A)-15(e) and has determined that it's controls and procedures are materially deficient due to the omission of the report in the initial filing of the 10-K. Therefore, we have amended our 10-K/A Amendment No.2 to disclose this evaluation in Item 8A Controls and Procedures.

GOODWILL, PAGE F-9
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COMMENT NO. 3. WE NOTE YOUR REPONSE AND PROPOSED REVISIONS IN RESPONSE TO PRIOR
COMMENTS 2 AND 3. PLEASE REVISE YOUR FUTURE FILINGS TO DISCUSS SIGNIFICANT JUDGEMENTS INVOLVED IN YOUR IMPAIRMENT ANALYSIS.

In future filings we will revise our MD&A to disclose the significant assumptions contained in our impairment analysis and explain how changes to those assumptions could affect our impairment analysis and the carrying value of our goodwill.



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In addition, in future filings we will explain the facts and circumstances which management believes are responsible for the significant disparity between our market capitalization and the book value of our equity.

EXHIBIT 31.1 AND 31.2
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COMMENT NO. 4. WE NOTE REVISIONS TO YOUR CERTIFICATIONS IN RESPONSE TO PRIOR
COMMENT 6. WE ALSO NOTE YOUR REFERENCE TO "FUTURE REPORTS" IN PARAGRAPH 4(D). PLEASE FILE AN AMENDMENT TO YOUR FORM 10-K THAT INCLUDES THE COVER PAGE, EXPLANATORY NOTE, SIGNATURE PAGE, AND PARAGRAPHS 1,2,4 AND 5 OF THE CERTIFICATION. THIS COMMENT ALSO APPLIES TO YOUR FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2008.

Please see our amendment to our Form 10-K for the year ended September 30, 2008 and an amendment to Form 10-Q for the period ending December 31, 2008 which include a cover page, explanatory note, signature page and revisions to paragraphs 1,2,4 and 5 of Exhibits 31.1 and 31.2 conforming to the exact form prescribed by Item 601(b)(31) of Regulation S-K.

FORM 10-Q FOR THE QUARTER ENDED DECEMBER 31, 2008
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NOTE 7- SEGMENT INFORMATION, PAGE 11

COMMENT NO. 5. WE NOTE YOUR RESPONSE AND REVISIONS TO PRIOR COMMENT 5. WE ALSO NOTE FROM YOUR DISCLOSURE THAT YOU HAVE NOT ALLOCATED GOODWILL TO YOUR REPORTABLE SEGMENTS. THIS DISCLOSURE DOES NOT APPEAR TO BE CONSISTENT WITH YOUR REVISED ACCOUNTING POLICY FOR GOODWILL ON PAGE 7, WHICH INDICATES THAT GOODWILL HAS BEEN ALLOCATED TO THE SERVICE AND RENTAL GROUP. PLEASE ADVISE. ADDITIONALLY, PLEASE REVISE FUTURE FILINGS TO RECONCILE THE TOTAL OF YOUR RESPORTABLE SEGMENTS' ASSETS TO YOUR CONSOLIDATED ASSETS.

We have revised Note 7 - Segment Information to reflect the correct presentation.

The Company acknowledges that in connection with responding to all comments that:

         o It is responsible for the adequacy and accuracy of the disclosure in the filings;

         o Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

         o The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Jeffrey S. Rudner
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Principal Financial Officer
Trimedyne, Inc.



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